UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                MIDWAY GAMES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   598-148-104
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 17, 1998
             (Date of Event which Requires Filing of this Statement)


            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                                    SUMNER M. REDSTONE
          ----------------------------------------------------------------------
                                    S.S. No.
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)

          /  / (a)
                    ------------------------------------------------------------
          /  / (b)
                    ------------------------------------------------------------

(3)       SEC Use Only
                         -------------------------------------------------------

(4)       Sources of Funds (See Instructions)             PF
                                             -----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                         -------------------------------------------------------

(6)       Citizenship or Place of Organization            United States
                                                  ------------------------------

- --------------
Number of           (7)  Sole Voting Power            5,122,865
  Shares                                          ------------------------------
Beneficially        (8)  Shared Voting Power
 Owned by                                         ------------------------------
   Each             (9)  Sole Dispositive Power        5,122,865
Reporting                                         ------------------------------
Person With         (10) Shared Dispositive Power
- --------------                                    ---------------------------


(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                    9,245,636*
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                              --------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)    24.8%
                                                            --------------------

(14)      Type of Reporting Person (See Instructions)                IN
                                                       -------------------------

*Includes shares owned by National Amusements, Inc.

CUSIP No. 598-148-104

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                                   National Amusements
          ----------------------------------------------------------------------
                                   I.R.S. No.  04-2261332
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)

          /  / (a)
                    ------------------------------------------------------------
          /  / (b)
                    ------------------------------------------------------------

(3)       SEC Use Only
                         -------------------------------------------------------

(4)       Sources of Funds (See Instructions)               N/A
                                             -----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                         -------------------------------------------------------

(6)       Citizenship or Place of Organization            Maryland
                                                  ------------------------------

- --------------
Number of           (7)  Sole Voting Power              4,122,771
  Shares                                          ------------------------------
Beneficially        (8)  Shared Voting Power
 Owned by                                         ------------------------------
   Each             (9)  Sole Dispositive Power         4,122,771
Reporting                                         ------------------------------
Person With         (10) Shared Dispositive Power
- --------------                                    ---------------------------


(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                   4,122,771
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                              --------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)   11.06%
                                                            --------------------

(14)      Type of Reporting Person (See Instructions)            CO
                                                       -------------------------

Item 1.   Security and Issuer.
          --------------------

          This Amendment No. 2 amends the Statement on Schedule 13D filed with the SEC on April 15, 1998 by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") and amended on October 22, 1998 with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 3401 North Carolina Avenue, Chicago, IL 60618.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is hereby amended as follows:

          (a) NAI is currently the beneficial owner, with sole dispositive and voting of 4,122,771 Common Shares, or approximately 11.06%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of October 27, 1998).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 5,122,865 Common Shares, or approximately 13.7%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of October 27, 1998). As a result of his stock ownership in NAI, Mr. Sumner
               M. Redstone is deemed the beneficial owner of an additional 4,122,771 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 9,245,636 Common Shares, or approximately 24.8% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as October 27, 1998).

           Transactions effected since the filing of the Statement on
               Schedule 13D Amendment No. 1 on October 22, 1998.

                               SUMNER M. REDSTONE
                              -------------------
       DATE       NO. OF SHARES       PRICE            WHERE AND HOW EXECUTED
     --------     -------------       -----            ------------------------

     10/23/98       100,000          $9.2500           Bear, Stearns,
                                                       New York, New York

     10/26/98        50,000          $9.8750           Purchased privately from
                                                       National Amusements, Inc.

     10/26/98         5,500          $9.6250           Bear, Stearns,
                                                       New York, New York

     10/26/98        14,700          $9.7500                     "
     11/24/98       100,000          $9.8750                     "
     11/25/98        10,000         $10.0000                     "
     11/27/98        10,000         $10.0625                     "
     11/30/98        20,000         $10.1875                     "
     12/01/98        20,000         $10.0000                     "
     12/03/98        20,000         $10.0000                     "
     12/07/98        10,000         $10.0000                     "
     12/07/98           900          $9.9375                     "
     12/08/98        20,000         $11.0000                     "
     12/08/98        16,800         $10.7500                     "
     12/15/98        10,000         $10.6250                     "
     12/17/98        10,000         $10.2500                     "
     12/17/98        10,000         $10.3750                     "
     12/17/98         2,100         $10.1250                     "

                All of the above transactions were purchases.

                            NATIONAL AMUSEMENTS, INC.
                           --------------------------

       DATE       NO. OF SHARES       PRICE            WHERE AND HOW EXECUTED
     --------     -------------       -----            ------------------------

     10/26/98        50,000         $9.8750            Sold privately to
                                                       Sumner M. Redstone

                                   Signatures
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



December 18, 1998                       /S/      Sumner M. Redstone
                                        ----------------------------------------
                                        Sumner M. Redstone,
                                        Individually



                                        National Amusements, Inc.


                                        By:    /S/  Sumner M. Redstone
                                             -----------------------------------
                                        Name:  Sumner M. Redstone,
                                        Title: Chairman, President and
                                               Chief Executive Officer